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VIA EDGAR AND FEDEX HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Dietrich King

Re:	MNTN, Inc. Amendment No. 8 to Draft Registration Statement on Form S-1 Submitted November 27, 2024 CIK No. 0001891027

Ladies and Gentlemen:

On behalf of MNTN, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 9 (“Amendment No. 9”) to the Draft Registration Statement on Form S-1 (the “Registration Statement”) which reflects the Company’s responses to the comment letter received by the Company on December 9, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement, which was previously submitted to the SEC on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on November 27, 2024.

For ease of review, we have set forth below the comment in your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 9 and all references to page numbers in such responses are to page numbers in Amendment No. 9.

January 31, 2025 Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Goodwill and Intangibles, page 85

1.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value is substantially in excess of carrying value and is not at risk of failing. If your reporting unit is at risk of failing, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises that, based on the Company’s qualitative impairment assessment, the fair value for the reporting unit was found to be substantially in excess of its carrying value as of December 31, 2024 (the date of the Company’s fiscal year end). Therefore, a quantitative analysis was not deemed necessary and no impairment of goodwill was recorded. In light of the Staff’s comment, the Company has revised the disclosure on pages 82 - 83 of Amendment No. 9 accordingly.

In future filings, in the event that the Company performs a quantitative annual goodwill impairment test and there is an indication that its reporting unit’s fair value does not substantially exceed its carrying value, the Company will provide the appropriate disclosures, as set out above and as required by Item 303(b)(3) of Regulation S-K as well as add a more detailed description of the methods and key assumptions used and how the key assumptions were determined as well as the percentage by which fair value exceeded carrying value at the applicable date.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (212) 906-1669 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brittany D. Ruiz

Brittany D. Ruiz
of LATHAM & WATKINS LLP

cc:	(via email)
Mark Douglas, Chief Executive Officer, MNTN, Inc.
Patrick A. Pohlen, Chief Financial Officer, MNTN, Inc.
Ian D. Schuman, Latham & Watkins LLP